Exhibit 99.1

ICON Secures Upgraded Credit Rating from S&P Global Ratings

DUBLIN--(BUSINESS WIRE)--October 12, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today announced that S&P Global Ratings (S&P) upgraded ICON to an investment grade credit rating of BBB- with a stable outlook, based on operating performance and deleveraging.

S&P upgraded ICON from a ‘BB+’ rating to a ‘BBB-’, raising their long-term issuer credit rating and their issue rating on the group’s senior secured term debt.

S&P highlighted in their report, “ICON’s solid operating performance and voluntary debt prepayments improve credit metrics to a level commensurate with an investment-grade rating”. S&P also cite the expansion of scope with existing clients, and profitability benefitting from realized cost synergies relating to the successful integration of PRA Health Sciences together with continued disciplined cost management by ICON as additional rationale to support their upgrade.

Brendan Brennan, Chief Financial Officer, commented: “We are proud of the investment grade rating upgrade from S&P, which is aligned with our stated long-term capital allocation priorities for ICON, and indicative of the strong financial position of the company. Achieving this milestone reflects continued focus on strong cost management and the realization of the operational benefits following the successful integration of PRA Health Sciences”.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,160 employees in 108 locations in 53 countries as at June 30, 2023. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

ICON/ICLR-F

Contacts

Kate Haven Vice President Investor Relations +1888 381 7923